Exhibit 99.1

Meihua International Medical Technologies Co., Ltd. Reports 2024 Financial Year Results

YANGZHOU, China, April 25, 2025 /PRNewswire/ -- Meihua International Medical Technologies Co., Ltd. (“MHUA” or the “Company”) (Nasdaq: MHUA), a reputable manufacturer and provider of Class I, II, and III disposable medical devices with operating subsidiaries in China, today announced its financial results for the fiscal year ended December 31, 2024. All amounts below are in U.S. dollars.

Fiscal Year 2024 Financial Metrics:

●	Revenues remained stable and decreased slightly to $96.91 million for the year ended December 31, 2024, from approximately $97.10 million for the year ended December 31, 2023. The decrease was mainly due to the Company’s disposal of Hainan Guoxie Technology Group Co. Ltd (“Hainan Guoxie”).

●	Gross profit was approximately $33.30 million for the year ended December 31, 2024, compared with approximately $33.20 million for the year ended December 31, 2023.

●	Gross profit margin was 34% for both the years ended December 31, 2023 and 2024.

●	Income from operations was approximately $14.31 million for the year ended December 31, 2024, compared to approximately $14.67 million for the year ended December 31, 2023.

●	Net income was approximately $10.84 million for the year ended December 31, 2024, compared to approximately $11.59 million for the year ended December 31, 2023.

	For the Years Ended December 31
	(in $ millions, except earnings per share; differences due to rounding)
	2024	2023	%Change

Revenues	$96.9	$97.1	(0.2)%
Gross profit	33.3	33.2	0.3%
Gross margin	34%	34%	Flat
Income from operations	14.3	14.7	(2.5)%
Net income attributable to shareholders	10.8	11.6	(6.5)%
Net income per share – Basic and Diluted	0.40	0.49	(18.4)%

Mr. Yongjun Liu, Chairman of the Company, commented, “In 2024, against a backdrop of a moderate macroeconomic recovery, we maintained our focus on advancing our strategic transition toward high-end medical products and enhancing operational efficiency. Our full-year revenue remained stable at $96.91 million, with gross profit increasing slightly by 0.3% year-over-year to $33.3 million and a solid gross margin of 34.0%. We ended the year with a healthy cash position of $17.3 million and improved operating cash flow, providing a strong foundation for our ongoing strategic initiatives. We believe that these results underscore the strength and resilience of our business model and our ability to optimize operations while sharpening our product focus.

“As part of our transformation, we completed the sale of our controlling equity stake in Hainan Guoxie in early 2024 and closed on a $6.0 million tranche under our previously announced securities purchase agreement in December 2024. This enabled us to reallocate capital toward higher-growth opportunities. We also made significant progress on the construction of our integrated medical industrial park in Boao Hope City, Hainan Province – the cornerstone of our long-term strategy. We believe that this facility, supported by national-level preferential policies from Qionghai City, will bring R&D, manufacturing, logistics and commercialization together under one roof, with plans in place to roll out advanced technologies, including minimally invasive surgical robots and smart home-use medical devices. The medical park is expected to be completed by mid-2025 and we anticipate that it will play a central role in accelerating our transition toward premium consumables and intelligent healthcare products.

Innovation continues to be the focus of our business. In May 2024, we launched our AI-powered Speed Fox warehouse management and logistics platform, significantly enhancing supply chain efficiency and customer satisfaction. In July, we participated in the world’s second-ever remote robotic lobectomy, marking a breakthrough in surgical innovation. These milestones reflect our growing capability to deliver advanced, technology-driven solutions to partners and customers globally. Looking ahead, we remain committed to strengthening our global and domestic distribution networks, expanding our high-end medical product portfolio, and further integrating AI to drive operational excellence and long-term value for our stakeholders.”

Fiscal Year 2024 Financial Results:

Revenues

Revenues decreased by approximately $0.19 million to $96.91 million for the year ended December 31, 2024 from approximately $97.10 million for the year ended December 31, 2023. The decrease was mainly due to the disposal of our subsidiary, Hainan Guoxie.

Cost of revenues

Cost of revenues primarily include cost of materials, direct labor costs, overhead, and other related incidental expenses that are directly attributable to the Company’s principal operations. Cost of revenues decreased by approximately $0.29 million, or approximately 0.5%, to $63.61 million for the year ended December 31, 2024 from approximately $63.90 million for the year ended December 31, 2023. The decrease was generally in line with an overall decrease in the cost of revenue, except for certain fixed costs such as lease expense and salary of administrative employees in the Company’s production department.

Gross profit and margin

Gross profit increased by approximately $0.10 million, or approximately 0.3%, to $33.30 million for the year ended December 31, 2024 from approximately $33.20 million for the year ended December 31, 2023. Gross profit margin remained consistent at 34% for the years ended December 31, 2023 and 2024.

Operating costs and expenses

Our operating costs and expenses consisted of selling expenses, general and administrative expenses and research and development expenses.

- Selling

Selling expenses decreased by approximately $0.66 million, or approximately 9%, to $6.64 million for the year ended December 31, 2024 from approximately $7.30 million for the year ended December 31, 2023. The decrease was mainly attributable to the combined effects of the following:

(a) Our consulting fees decreased to nil for the year ended December 31, 2024 from approximately $0.78 million for the year ended December 31, 2023. The Company signed a contract with a third-party consultant on October 12, 2023 in order to conduct market research and analysis on the Company’s main basic medical consumables and robotic surgical systems in the U.S. and related overseas countries. There was no such expense for the year ended December 31, 2024.

(b) Our transportation expenses increased by approximately $0.15 million, or approximately 6%, to $2.47 million for the year ended December 31, 2024 from $2.32 million for the year ended December 31, 2023. The increase in business travel was due to an increase in demand for customer orders.

- General and administrative expenses

General and administrative expenses increased by approximately $1.24 million, or approximately 19%, to $7.78 million for the year ended December 31, 2024, from approximately $6.54 million for the year ended December 31, 2023. The increase was primarily due to (a) legal costs increasing by approximately $1.35 million from $nil for the year ended December 31, 2023 to approximately $1.35 million for the year ended December 31, 2024; (b) entertainment expenses increasing by $0.07 million from $1.22 million for the year ended December 31, 2023 to approximately $1.29 million for the year ended December 31, 2024; (c) conference fee increasing by $0.06 million from $1.22  million for the year ended December 31, 2023 to $1.29  million for the year ended December 31, 2024; offset by (d) insurance expenses decreasing by $0.11 million from $0.12 million for the year ended December 31, 2023 to $5,067 for the year ended December 31, 2024, and (e) other expenses decreasing by approximately $0.11 million from $0.34 million for the year ended December 31, 2023 to approximately $0.23 million for the year ended December 31, 2024.

- Research and development expenses

Research and development expenses increased by approximately $0.70 million, or approximately 26%, to $3.46 million for the year ended December 31, 2024, from approximately $2.75 million for the year ended December 31, 2023. The increase was mainly due to an increase in sample manufacturing expenses.

Income from operations

As a result of the factors described above, our income from operations decreased by approximately $0.36 million, or approximately 2.5%, to $14.31 million for the year ended December 31, 2024 from approximately $14.67 million for the year ended December 31, 2023.

Income tax expense

The provision for income taxes decreased by approximately $0.67 million, or approximately 19%, to $2.79 million for the year ended December 31, 2024, from approximately $3.46 million for the year ended December 31, 2023. The decrease was mainly due to a decrease of taxable income in 2024.

Net income

Our net income decreased by approximately $0.75 million, or approximately 7%, to $10.84 million for the fiscal year ended December 31, 2024 from approximately $11.59 million for the fiscal year ended December 31, 2023.

Recent developments

On February 26, 2024, the Company transferred 45% of the equity interest in Hainan Guoxie from Kang Fu International Medical to Jiangsu Huadong, and the remaining 10% equity interest was sold to a third party, Yangzhou Boxin Medical Equipment Co., Ltd. in exchange for $637,940 (RMB4.4 million) in consideration. After the transaction, the Company no longer controls Hainan Guoxie, thus the Company deconsolidated Hainan Guoxie upon the completion of the transaction.

Effective December 26, 2024, the Company entered into an amendment (the “Amendment”) to the securities purchase agreement, originally dated December 27, 2023 (the “SPA”), between the Company and Anson Investments Master Fund LP and Anson East Master Fund LP for the sale of up to $50.50 million in convertible notes and warrants. Under the Amendment, the parties agreed that there would only be the single $6,000,000 closing under the SPA, which occurred on January 2, 2024, and would be no additional closings under the SPA.

About Meihua International Medical Technologies Co., Ltd.

Meihua International Medical Technologies Co., Ltd. is a reputable manufacturer and provider of Class I, II and III disposable medical devices with operating subsidiaries in China. The Company manufactures and sells Class I disposable medical devices, such as HDPE bottles for tablets and LDPE bottles for eye drops, throat strips, and anal bags, and Class II and III disposable medical devices, such as disposable identification bracelets, gynecological examination kits, inspection kits, surgical kits, medical brushes, medical dressing, medical catheters, uterine tissue suction tables, virus sampling tubes, disposable infusion pumps, electronic pumps and anesthesia puncture kits, among other products which are sold under the Company’s own brands and are also sourced and distributed from other manufacturers. The Company has received an international “CE” certification and ISO 13485 system certification and has also registered with the FDA (registration number: 3006554788) for over 20 Class I products. The Company has served hospitals, pharmacies, medical institutions and medical equipment companies for more than 30 years, providing over 1,000 types of products for domestic sales, as well as over 120 products which are exported to more than 30 countries internationally across Europe, North America, South America, Asia, Africa and Oceania.

For more information, please visit www.meihuamed.com.

Follow us on Webull: https://www.webull.com/quote/nasdaq-mhua.

Forward-Looking Statements

This press release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may,” “will,” “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the following: the Company’s ability to achieve its goals and strategies, and its ability to fully execute on the planned agreement, the Company’s future business development and plans of future business development, including its ability to successfully develop robotic assisted surgery systems and obtain licensure and certification for such systems, financial conditions and results of operations, product and service demand and acceptance, reputation and brand, the impact of competition and pricing, changes in technology, government regulations, fluctuations in general economic and business conditions in China, and assumptions underlying or related to any of the foregoing and other risks contained in reports filed by the Company with the U.S. Securities and Exchange Commission (“SEC”). For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the SEC, including under the section entitled “Risk Factors” in its annual report on Form 20-F, as well as on Form 6-K and other filings, all of which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

For investor and media inquiries, please contact:

IR Department

Email: secretary@meihuamed.com

Tel: +86-0514-89800199

Christensen

Yang Song

Email: yang.song@christensencomms.com

Tel: +86-010-59001548

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